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This announcement is neither an offer to purchase nor a solicitation of an offer to sell any Shares. The Offer is made solely by the Offer to Purchase dated
March 23, 2000 and the related Letter of Transmittal and any amendments or supplements thereto, and is being made to all holders of Shares. The Purchaser is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser shall make a good faith effort to comply with such statute or seek to have such statute declared inapplicable to the Offer. If, after such good faith effort, the Purchaser cannot comply with any such state statute, the Offer will not be made to (nor will tenders be accepted from or on behalf of) holders of Shares in such state.

                      NOTICE OF OFFER TO PURCHASE FOR CASH
                 ALL OUTSTANDING SHARES OF CLASS A COMMON STOCK
                                       OF
                        TRAVELERS PROPERTY CASUALTY CORP.
                                       AT
                              $41.50 NET PER SHARE
                                       BY
                       THE TRAVELERS INSURANCE GROUP, INC.
                     AN INDIRECT WHOLLY OWNED SUBSIDIARY OF
                                 CITIGROUP INC.

The Travelers Insurance Group, Inc., a Connecticut corporation (the "Purchaser") and an indirect wholly owned subsidiary of Citigroup Inc., a Delaware corporation ("Parent"), is offering to purchase all of the outstanding shares of Class A Common Stock, par value $.01 per share (the "Shares") of Travelers Property Casualty Corp. (the "Company"), at a price of $41.50 per Share, net to the seller in cash, without interest (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 23, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer"). The Offer is a third party tender offer by the Purchaser to purchase at the Offer Price all Shares tendered pursuant to the Offer. Following the consummation of the Offer, the Purchaser and Parent intend to effect the Merger (as defined below) as described below.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, APRIL 19, 2000, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned upon any minimum number of shares being tendered. The Offer is subject to other terms and conditions set forth in the Offer to Purchase.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 22, 2000 (the "Merger Agreement"), by and among the Company, the Purchaser and Parent. Pursuant to the Merger Agreement, as soon as practicable after the completion of the Offer and the satisfaction or waiver of the conditions set forth in the Merger Agreement, the Purchaser intends to transfer all of the Shares purchased by it in the Offer and all of the shares of Class B Common Stock, par value $.01 per share, of the Company, held by the Purchaser to a newly-formed, wholly-owned subsidiary ("Merger Sub"). Merger Sub will then be merged with and into the Company (the "Merger") in accordance with the applicable provisions of the Delaware General Corporation Law. Following the Merger, the Company shall be the surviving corporation and the separate existence of Merger Sub shall cease. At the effective time of the Merger each issued and outstanding Share (other than (i) Shares held in the Company's treasury, (ii) Shares held by Parent and the Purchaser (except for Shares held in a fiduciary or similar capacity on behalf of third parties or held on account of a debt previously contracted), (iii) Dissenting Shares (as defined in the Merger Agreement), will be converted into the right to receive the Offer Price, without interest thereon (the "Merger Consideration").

The Board of Directors of the Company, based upon the unanimous recommendation of a Special Committee of independent directors of the board, (a) unanimously determined that each of the Offer and the Merger is fair to and in the best interests of the Company's stockholders (other than Parent and the Purchaser),
(b) unanimously approved the Offer, the Merger and the Merger Agreement and the transactions contemplated by the Merger Agreement, and (c) unanimously recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the Merger. Tendering stockholders of record who tender Shares directly will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Shares by the Purchaser pursuant to the Offer. Stockholders who hold their Shares through a bank or a broker should check with such institution as to whether it charges any service fees. The Purchaser will pay the expenses of Citibank, N.A., which is acting as depositary (in such capacity, the "Depositary"), Innisfree M&A Incorporated, which is acting as the Information Agent (in such capacity, the "Information Agent"), and Salomon Smith Barney Inc., who is acting as dealer manager (in such capacity, the "Dealer Manager") in connection with the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn if, as and when the Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted pursuant to the Offer will be made by deposit of the purchase price thereof with the Depositary, which will act as agent for tendering stockholders whose Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Shares be paid by the Purchaser, regardless of any delay in making such payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary's account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) pursuant to the procedures set forth in the Offer to Purchase, (ii) the Letter of Transmittal (or facsimile thereof), properly completed and duly executed, with any required signature guarantees, or, in the case of a book-entry transfer, an Agent's Message (as defined in the Offer to Purchase) and (iii) any other documents required by the Letter of Transmittal.

The term "Expiration Date" shall mean 12:00 Midnight, New York City time, on Wednesday, April 19, 2000, unless and until the Purchaser (in accordance with the terms of the Merger Agreement) shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date on which the Offer, as so extended by the Purchaser, shall expire. Notwithstanding the foregoing, the Purchaser may, without the consent of the Company, extend the Offer beyond the initial Expiration Date in the following events: (i) from time to time if, at the initial Expiration Date (or any subsequent Expiration Date), any of the conditions of the Offer specified in the section "THE TENDER OFFER--Section 13. Certain Conditions to the Offer" shall not have been satisfied or waived; (ii) for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period required by applicable law; (iii) if all the conditions of the Offer are satisfied or waived, but the number of Shares validly tendered and not withdrawn (together with such number of Shares as may be issued upon conversion of the Shares of Class B Common Stock owned by the Purchaser) is less than ninety percent of the then outstanding number of Shares, for an aggregate period not to exceed ten business days (for all such extensions); or (iv) pursuant to an amendment to the Offer providing for a "subsequent offering period" not to exceed twenty business days to the extent permitted under Rule 14d-11 under the Exchange Act. Any such extension will be followed by public announcement thereof no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder's Shares except for an extension pursuant to Rule 14d-11 under the Exchange Act. Without limiting the manner in which the Purchaser may choose to make any public announcement, the Purchaser will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a press release to the Dow Jones News Service or otherwise as may be required by applicable law.

Tenders of Shares made pursuant to the Offer are irrevocable except that such Shares may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment pursuant to the Offer, may also be withdrawn at any time after May 21, 2000 or at such later time as may apply if the Offer is extended except for an extension pursuant to Rule 14d-11 under the Exchange Act. For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth in the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing such Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the section "THE TENDER OFFER--Section 3. Procedures for Tendering Shares" of the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility's procedures. However, withdrawn Shares may be re-tendered by again following one of the procedures described in the section "THE TENDER OFFER--Section 3. Procedures for Tendering Shares" of the Offer to Purchase at any time prior to the Expiration Date. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Purchaser, in its sole discretion, whose determination will be final and binding on all parties.

The information required to be disclosed by Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

The receipt of cash in exchange for Shares pursuant to the Offer or in the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. Generally, a stockholder who receives cash in exchange for Shares pursuant to the Offer (or the Merger) will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount of cash received and such stockholder's adjusted tax basis in the Shares exchanged therefor. Provided that such Shares constitute capital assets in the hands of the stockholder, such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the holder has held the Shares for more than one year at the time of sale. Gain or loss will be calculated separately for each block of Shares tendered pursuant to the Offer or converted pursuant to the Merger. The maximum U.S. federal income tax rate applicable to individual taxpayers on long-term capital gain is 20%, and the deductibility of capital losses is subject to certain limitations. All stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them, including the applicability and effect of the alternative minimum tax and any state, local or foreign income and other tax laws and of changes in such tax laws. For a more complete description of certain U.S. federal income tax consequences of the Offer and the Merger, see Section 5 of the Offer to Purchase. The information required to be disclosed by Paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

The Offer to Purchase, the related Letter of Transmittal and other relevant documents will be mailed to record holders of Shares whose names appear on the Company's stockholder lists and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance or copies of the Offer to Purchase, the Letter of Transmittal and other tender offer documents may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.


The Information Agent for the Offer is:


[INNISFREE LOGO]


501 Madison Avenue, 20th Floor
New York, New York 10022
Telephone: (212) 750-5833 (call collect) or
Call Toll Free (888) 750-5835

The Dealer Manager for the Offer is:
Salomon Smith Barney
388 Greenwich Street
New York, New York 10013
Call Toll-Free 1-800-996-7920
March 23, 2000